

NOVAGOLD RESOURCES INC.
ANNUAL REPORT TO ACCOMPANY MANAGEMENT INFORMATION CIRCULAR FOR YEAR ENDED NOVEMBER 30, 2023

CORPORATE OFFICE	EXECUTIVE OFFICE
400 Burrard Street, Suite 1860	201 South Main Street, Suite 400
Vancouver, British Columbia	Salt Lake City, Utah
Canada V6C 3A6	USA 84111
Tel: 604-669-6227 or 866-669-6227	Tel: 801-639-0511
Fax: 604-669-6272	Fax: 801-649-0509

Website: www.novagold.com

NOVAGOLD RESOURCES INC.

OVERVIEW

NOVAGOLD RESOURCES INC. and its subsidiaries (collectively, "NOVAGOLD," the "Company," "our" and "we") operates in the gold mining industry, primarily focused on advancing the Donlin Gold project in Alaska. The Donlin Gold project is held by Donlin Gold LLC ("Donlin Gold"), a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation ("Barrick").

We do not produce gold or any other minerals, and do not currently generate operating earnings. Funding to explore our mineral properties and to operate the Company was acquired primarily through previous equity financings consisting of public offerings of our common shares and warrants and through debt financing consisting of convertible notes, and the sale of assets. We expect to continue to raise capital through additional equity and/or debt financings, through the exercise of stock options, and otherwise.

We were incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, we changed our name to NovaCan Mining Resources (1985) Limited and on March 20, 1987, we changed our name to NOVAGOLD RESOURCES INC. On May 29, 2013, our shareholders approved the continuance of the corporation into British Columbia. Subsequently, we filed the necessary documents in Nova Scotia and British Columbia, and we continued under the Business Corporations Act (British Columbia) effective as of June 10, 2013. The current addresses, telephone and facsimile numbers of our offices are:

Executive office	**Corporate office**
201 South Main Street, Suite 400	400 Burrard Street, Suite 1860
Salt Lake City, UT, USA 84111	Vancouver, BC, Canada V6C 3A6
Telephone (801) 639-0511	Toll free (866) 669-6227
Facsimile (801) 649-0509	Facsimile (604) 669-6272

Corporate Structure

As of November 30, 2023, we had the following material, direct and indirect, wholly-owned subsidiaries: NOVAGOLD Resources Alaska, Inc., NOVAGOLD US Holdings Inc., NOVAGOLD USA, Inc., AGC Resources Inc, NOVAGOLD (Bermuda) Alaska Limited and NOVAGOLD Resources (Bermuda) Limited.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of our material subsidiaries and related holding companies. All ownership is 100% unless otherwise indicated.


NOVAGOLD RESOURCES INC. (British Columbia)
NOVAGOLD Resources (Bermuda) Limited (Bermuda)
NOVAGOLD (Bermuda) Alaska Limited (Bermuda)
NOVAGOLD US Holdings Inc. (Delaware)
NOVAGOLD Resources Alaska Inc. (Alaska)
NOVAGOLD USA, Inc. (Delaware)
AGC Resources Inc. (Delaware)
50%
Donlin Gold LLC (Alaska)

NOVAGOLD RESOURCES INC.

Human Capital Resources

On November 30, 2023, we had 13 full-time employees, of which four are located in Canada and nine are located in the United States. We also use consultants with specific skills to assist with various aspects of project evaluation, engineering, and corporate governance.

Company Values

Our company culture is the cornerstone of all our human capital programs. Empowering every employee to be their best, affording every employee the opportunity to make a difference, and giving every employee a chance to be heard are among the Company's values. Our values extend to the communities in which we work. We have adopted a Human Rights Policy focused on our commitment to having a positive influence in the communities where we operate which includes ensuring that we respect human rights. The Human Rights Policy is available on our website under "Governance."

Diversity

As of the end of fiscal year 2023, 46% of our total workforce were women. Selection of individuals for executive and other positions with the Company is guided by the Company's policy which "prohibits discrimination in any aspect of employment based on race, color, religion, sex, national origin, disability or age." Our board of directors ("Board") and management acknowledge the importance of all aspects of diversity including gender, ethnic origin, business skills and experience, because it is right to do so and because it is good for our business. When considering candidates for executive positions, the Board's evaluation considers the broadest possible assessment of each candidate's skills and background with the overriding objective of ensuring that we have the appropriate balance of skills, experience, and capacity that the Company needs to be successful. In the context of this overriding objective, we have determined not to set targets for the percentage of women, or other aspects of diversity, in executive officer positions.

NOVAGOLD is committed to fostering, cultivating, and preserving a culture of diversity, equity and inclusion. Our employees are one of the most valuable assets we have. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that our employees invest in their work represents a significant part of our culture, reputation, and NOVAGOLD's achievements.

NOVAGOLD is dedicated to creating an inclusive work environment for everyone. We embrace and celebrate the unique experiences, perspectives, and cultural backgrounds that each employee brings to our workplace. NOVAGOLD strives to foster an environment where our employees feel respected, valued, and empowered, and our team members are at the forefront in helping us promote and sustain an inclusive workplace.

NOVAGOLD's diversity initiatives are applicable—but not limited—to our practices and policies on recruitment and selection; compensation and benefits; professional development and training; promotions; and the ongoing development of a work environment built on the premise of gender and diversity equity. To that end, we seek out qualified diverse candidates and encourage them to apply for open positions, either from within or outside of the company. We also seek out opportunities to develop a pipeline of qualified diverse candidates in a particular profession when we are unable to find them ourselves. For example, in 2021 the Company established and continues to fund the NOVAGOLD Mining and Geological Engineering Scholarship at the University of Alaska to help support and encourage undergraduate students seeking bachelor's degrees in mining or geological engineering, with a focus on supporting underrepresented students.

We encourage:

- Respectful communication and cooperation among all employees.
- Teamwork and employee participation, fostering the representation of all employee perspectives.
- Work/life balance through flexible work schedules to accommodate employees' varying needs.
- Learning about and, where appropriate, aiding the communities near NOVAGOLD's projects to promote a greater understanding and respect for diversity in those communities.

Safety and Health

NOVAGOLD's primary objective is to ensure the health and safety of its employees, partners, and contractors, and is reflected in its Health and Safety Policy. Our focus on safety is also reflected at Donlin Gold where a wide-ranging set of policies are implemented at the project site and in the Anchorage office. In 2023, neither Donlin Gold nor NOVAGOLD had any recordable injuries or lost time incidents (LTIs). At Donlin Gold specifically, more than 3.4 million hours have been worked over more than a decade without an LTI. Also see section *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations*, below.

Recent Developments

Donlin Gold project

The 2023 field program at the Donlin Gold project commenced in February. It was safely completed on schedule in July and included comprehensive fieldwork and geotechnical drilling required to complete the Alaska Dam Safety certificate applications. This involved data collection at the locations earmarked for water retention structures, including the proposed Tailings Storage Facility ("TSF"). The fieldwork included 1,840 meters of geotechnical drilling, 74 test pits in the locations of the planned water retention structures, 25 kilometers of seismic survey, and TSF test plot liner installation. Fieldwork to further define groundwater conditions at the site included 1,279 meters of hydrogeologic drilling with instrumentation and pump tests, providing essential information for mine planning and design. At the historic Lyman placer site, restoration work included significant stream and pond habitat creation. Final work including anticipated aquatic life access and use is planned for the 2024 field season.

Trade-off studies and extensive analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were prepared. Work on geologic modeling concepts and other optimization efforts are still underway. The comprehensive work provided valuable information for the Donlin Gold LLC board and its owners. On September 21, 2023, both Barrick and NOVAGOLD attended a workshop in Alaska to review the substantial amount of work completed to date and discuss the next steps for the Donlin Gold project and workplan for the coming years.

At the December 2023 Donlin Gold LLC board meeting, NOVAGOLD proposed proceeding to an updated feasibility study while the co-owner proposed continued drilling campaigns. Even though the owners did not agree to either proposal at the December meeting, they found common ground on value-adding activities that advance the project. Thus, while discussions continue regarding next steps, the Donlin Gold LLC board approved a budget of $28.5 million (100% basis) for 2024, comprising resource modelling, mine planning work, metallurgical test work (pilot plant), regional infrastructure support planning, geoscience hydrology and closure planning, advancement of the dam safety certificate applications, and continued support of pending litigation, government affairs, community engagement activities, and sponsorships. NOVAGOLD will continue to employ concerted and inclusive efforts to advance the Donlin Gold project for the benefit of all our shareholders and Donlin Gold stakeholders.

For further information, see section *Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations*, below.

Reclamation

We will generally be required to mitigate long-term environmental impacts by stabilizing, contouring, re-sloping and re-vegetating various portions of a site after mining and mineral processing operations are completed. These reclamation efforts will be conducted in accordance with detailed plans, which are approved by the appropriate regulatory agencies. In addition, financial assurance acceptable to the regulatory authority with jurisdiction over reclamation must be provided in an amount and form that is determined to be sufficient by the authority to implement the approved reclamation plan in the event that the project owners fail to complete the work as provided in the plan.

Government and Environmental Regulations

Our exploration and development activities are subject to various national, state, and local laws and regulations in the United States, which govern prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, protection of the environment, mine safety, hazardous substances, disclosure requirements and other matters. We have obtained or have pending applications for those licenses, permits or other authorizations currently required to conduct our exploration and development programs. We believe that we are in compliance in all material respects with applicable mining, health, safety and environmental statutes and regulations in the United States. There are no current orders or directions relating to us with respect to the foregoing laws and regulations. For a more detailed discussion of the various government laws and regulations applicable to our operations and potential negative effects of these laws and regulations, see section *Item 1A, Risk Factors*, below.

Competition

We compete with other mineral resource exploration and development companies for financing, technical expertise, and the acquisition of mineral properties. Many of the companies with whom we compete have greater financial and technical resources. Accordingly, these competitors may be able to spend greater amounts on the acquisition, exploration, and development of mineral properties. This competition could adversely impact our ability to finance further exploration and to obtain the financing necessary for us to develop the Donlin Gold project.

Availability of Raw Materials and Skilled Employees

Most aspects of our business require specialized skills and knowledge. Such skills and knowledge include the areas of geology, drilling, resource estimating, metallurgy, mine planning, logistical planning, preparation of pre-feasibility and feasibility studies, permitting, engineering, construction and operation of a mine, financing, legal, human resources, accounting, investor relations, and community relations. Historically, we have found that we can locate and retain appropriate employees and consultants and we believe we will continue to be able to do so.

The raw materials we require to carry on our business are readily available through normal supply or business contracting channels in the United States and Canada. Historically, we have been able to secure the appropriate equipment and supplies required to conduct our contemplated programs. As a result, we do not believe that we will experience any shortages of required equipment or supplies in the foreseeable future.

Seasonality

Our business can be seasonal as our mineral exploration and development activities take place in southwestern Alaska. Due to the northern climate, work on the Donlin Gold project can be limited due to excessive snow cover and cold temperatures. In general, surface work often is limited to late spring through early fall, although work in some locations is more readily and efficiently completed during the winter months when the ground is frozen.

Gold Price History

The price of gold is volatile and is affected by numerous factors, all of which are beyond our control, such as the sale or purchase of gold by various central banks and financial institutions, inflation, recession, fluctuation in the relative values of the U.S. dollar and foreign currencies, changes in global and regional gold demand, in addition to international and national political and economic conditions.

The following table presents the annual high, low and average daily afternoon London Bullion Market Association ("LBMA") Gold Price over the past five calendar years on the London Bullion Market ($/ounce):

Year	High	Low	Average
2019	$1,546	$1,271	$1,392
2020	$2,067	$1,474	$1,770
2021	$1,943	$1,684	$1,799
2022	$2,039	$1,628	$1,800
2023	$2,078	$1,811	$1,941
2024 (through January 16)	$2,068	$2,025	$2,042

On January 16, 2024, the afternoon LBMA gold price was $2,038 per ounce.

Data Source: lbma.org.uk

Available Information

We maintain a website at www.novagold.com and make available, through the Investors section of the website, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Section 16 filings and all amendments to those reports, as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission ("SEC"). These reports are also available at the SEC website at www.sec.gov. Certain other information, including but not limited to the Company's Corporate Governance Guidelines, the charters of key committees of its Board of Directors and its Code of Business Conduct and Ethics are also available on the website. Our website and the information contained therein or connected thereto are not intended to be, and are not incorporated into this Annual Report.

Market Information

Our common shares trade on the New York Stock Exchange ("NYSE American") and on the Toronto Stock Exchange ("TSX") under the symbol "NG." On January 16, 2024, there were 576 holders of record of our shares, which does not include shareholders for which shares are held in nominee or street name. We believe that more than half of our common shares are beneficially owned by investors in the United States.

NOVAGOLD RESOURCES INC.

Share Performance Graph

The following graph depicts the Company's cumulative total Shareholder returns over the five most recently completed fiscal years assuming a C$100 investment in Common Shares on November 30, 2017, compared to an equal investment in the S&P/TSX Composite Index (TSX ticker: ^TSX) and in the S&P/TSX Global Gold Index (TSX ticker: ^TTGD) on November 30, 2017. The Company does not currently issue dividends. The Common Share performance as set out in the graph is not indicative of future price performance.



C$	2019	2020	2021	2022	2023
Value based on C$100 invested in the Company on November 30, 2018	189	265	177	158	116
Value based on C$100 invested in the S&P/TSX Composite Index on November 30, 2018	115	121	149	152	155
Value based on C$100 invested in the S&P/TSX Global Gold Index on November 30, 2018	151	193	182	180	193

Dividends

We have never declared or paid dividends on our common shares and our current business plan requires that, for the foreseeable future, any future earnings be reinvested to finance growth and development of our business. We will pay dividends on our common shares only if and when declared by our Board. In determining whether to declare dividends, the Board will consider our financial condition, results of operations, working capital requirements, future prospects, and other factors it considers relevant.

Management's Discussion and Analysis of Financial Condition and Results of Operations
(dollars in thousands, except per share amounts)

The following Management's Discussion and Analysis ("MD&A") provides information that management believes is relevant to an assessment and understanding of the consolidated financial condition and results of operations of NOVAGOLD RESOURCES INC., incorporated in British Columbia, Canada, and its subsidiaries (collectively, "NOVAGOLD," the "Company," "our" and "we"). This item should be read in conjunction with our Consolidated Financial Statements and the notes thereto included in this annual report.

The following MD&A generally discusses our consolidated financial condition and results of operations for 2023 and 2022 and year-to-year comparisons between 2023 and 2022. Discussions of our consolidated financial condition and results of operations for 2022 and year-to-year comparisons between 2022 and 2021 are included in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2022, filed with the Securities and Exchange Commission on January 25, 2023, are incorporated by reference into this MD&A..

Overview

We operate in the gold mining industry, primarily focused on advancing the Donlin Gold project in Alaska. The Donlin Gold project is held by Donlin Gold LLC ("Donlin Gold"), a limited liability company owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation ("Barrick"). We record our interest in the Donlin Gold project as an equity investment, which results in our 50% share of Donlin Gold's expenses being recorded in the income statement as an operating loss. The investment amount recorded on the balance sheet primarily represents unused funds advanced to Donlin Gold.

Our corporate goals include continuing to advance the Donlin Gold project toward a construction decision; maintaining support for Donlin Gold among the project's stakeholders; promoting a strong safety, sustainability, and environmental culture; maintaining a favorable reputation of NOVAGOLD; and preserving a healthy balance sheet. Our operations primarily relate to the delivery of project milestones, including the achievement of various technical, environmental, sustainable development, economic and legal objectives, obtaining necessary permits, completion of feasibility studies, preparation of engineering designs and the financing to fund these objectives.

Donlin Gold project

The continued focus at Donlin Gold is to update the geologic and resource models with the data derived from the extensive drill programs that took place over the last several years; reviewing key project assumptions, inputs, and design components for optimization (mine engineering, metallurgy, hydrology, and infrastructure); advancing remaining permits through the regulatory process and supporting the State in maintaining the existing permits; and, through continued engagement, sustaining and expanding project support in the Y-K region.

The Donlin Gold field program commenced in February with a total workforce of 44 direct hire employees with 63% from the Y-K region. The field program was safely completed on schedule in July and encompassed comprehensive fieldwork and geotechnical drilling required to complete the Alaska Dam Safety certificate applications. This involved data collection at the locations earmarked for water retention structures, including the proposed Tailings Storage Facility (TSF). The fieldwork included 1,840 meters of geotechnical drilling, 74 test pits in the locations of the planned water retention structures, 25 kilometers of seismic survey, and TSF test plot liner installation. Fieldwork to further define groundwater at the site included 1,279 meters of hydrogeologic drilling with instrumentation and pump tests, providing essential information for mine planning and design.

At the historic Lyman placer site, restoration work included significant stream and pond habitat creation. Final work including anticipated aquatic life access and use is planned for the 2024 season.

Further work included advancing the geologic and resource models; reviewing key project assumptions, inputs, and design components for optimization (mine engineering, metallurgy, hydrology, and infrastructure); advancing remaining permits through the regulatory process and supporting the State in maintaining the existing permits; and, through continued engagement, sustaining and expanding project support in the Y-K region. Trade-off studies and extensive analysis on project assumptions, inputs, design components for optimization (mine engineering, metallurgy, hydrology, power, and infrastructure) were completed to inform the next steps in taking the project further up the value chain.

On September 21, 2023, both Barrick and NOVAGOLD attended a workshop in Alaska to review the substantial amount of work completed to date and discuss the next steps for the Donlin Gold project and workplan for the coming years.

Our share of funding for the Donlin Gold project in 2023 was $17,752, higher than our original expectation of $17,000 to fund additional mining studies. Our share of Donlin Gold expenses was $18,529 in 2023, including $10,288 for project planning and fieldwork; $7,629 for permitting, environmental, community relations, mineral property leases and administrative activities; and $611 for depreciation and accretion.

At the December 2023 Donlin Gold LLC board meeting, NOVAGOLD proposed proceeding to an updated feasibility study while the co-owner proposed continued drilling campaigns. Even though the owners did not agree to either proposal at the December meeting, they found common ground on value-adding activities that advance the project. Thus, while discussions continue regarding next steps, the Donlin Gold LLC board approved a budget of $28,500 (100% basis) for 2024, comprising resource modelling, mine planning work, metallurgical test work (pilot plant), regional infrastructure support planning, geoscience hydrology and closure planning, advancement of the dam safety certificate applications, and continued support of pending litigation, government affairs, community engagement activities, and sponsorships. NOVAGOLD will continue to employ concerted and inclusive efforts to advance the Donlin Gold project for the benefit of all our shareholders and Donlin Gold stakeholders. Our 50% share of 2024 Donlin Gold funding is $14,250.

The Donlin Gold board must approve an updated feasibility study, construction program and budget before the Donlin Gold project can be developed. The timing of the required engineering work and the Donlin Gold board's approval of an updated feasibility study, construction program and budget, the receipt of all required governmental permits and approvals, and the availability of financing, commodity price fluctuations, risks related to market events and general economic conditions among other factors, will affect the timing of and whether to develop the Donlin Gold project. Among other reasons, project delays could occur due to public opposition, litigation challenging permit decisions, requests for additional information or analysis, limitations in agency staff resources during regulatory review and permitting, or project changes made by Donlin Gold.

Stakeholder and government engagement

In collaboration with Calista Corporation ("Calista") and The Kuskokwim Corporation (TKC), Donlin Gold actively engages stakeholders and governments in the Y-K region, Alaska and Washington, D.C. The project's location on private lands selected under the 1971 Alaska Native Claims Settlement Act is a significant feature, setting it apart from most other mining assets in Alaska and guiding our outreach efforts. Donlin Gold's enduring partnerships with Calista and TKC are pivotal in facilitating comprehensive outreach throughout the Y-K region.

Donlin Gold successfully recruited four new community liaisons from Nunapitchuk, Tuluksak, Pilot Station, and Kwigillingok, expanding the total to nine. It also established three additional Shared Values Statements for a total of 16, which formalize Donlin Gold's ongoing engagement with local communities, reinforce existing long-term relationships, and address specific community needs. In 2023, Donlin Gold conducted over 7,000 direct engagements with key stakeholders.

Thirteen of the 56 village councils in the Calista Region (Native Village of Kasigluk, ONC, Native Village of Eek, Tuluksak Native Community, Tununak Council, Native Village of Nunapitchuk, Chuloonawick Tribal Council, Native Village of Kwigillingok, Native Village of Kongiganak, Chefornak Traditional Council, Chevak Native Village, Native Village of Napakiak and Quinhagak) have adopted resolutions opposing development of the Donlin Gold project.

Donlin Gold, in collaboration with Calista and the village of Crooked Creek continued their proactive, bipartisan outreach in Alaska to highlight the thoroughness of the project's environmental review and permitting procedures, as well as our strong partnerships with Native Alaskans who own the land. Additional gatherings were held in Washington, D.C. with members of the Congressional delegation and with senior leadership from the U.S. Department of Interior, as part of an ongoing bipartisan outreach campaign directed at the Biden Administration and the U.S. Congress. Notable participants included Senators Lisa Murkowski and Dan Sullivan, along with Representative Mary Peltola from the Y-K region.

Environment and social investments

NOVAGOLD maintains a dedicated commitment to education, community wellness, cultural preservation, and environmental stewardship, actively reinforcing these goals at the Donlin Gold project site and within the communities of the Y-K Region. With a focus on supporting initiatives such as fisheries studies, environmental activities, subsistence, cultural preservation, and grants, NOVAGOLD places a strong emphasis on community and social responsibility. Through continuous collaboration with Calista and TKC, alongside other key representatives of local communities, our collective efforts provide critical support to the Y-K region. This ongoing commitment ensures the sustainable and profitable development of Donlin Gold in the years to come, with a diverse array of projects and activities actively contributing to these overarching objectives in 2023.

Donlin Gold supported various search and rescue teams in the region, provided funding to the Bethel Community Services Foundation and Special Olympics Alaska, as well as sponsored and participated in the Alaska Safe Riders initiative, which promotes safety for snowmachines, all-terrain-vehicles and recreational off-road vehicles. In addition, Donlin Gold, in collaboration with Covenant House Alaska and Bethel Community Services, is developing an action plan to help address chronic and ongoing youth food insecurity in the Y-K region. To date, the three entities have successfully leased space from Bethel Winter House toward establishing a housing and service hub for youth aged 18 to 24. Furthermore, Donlin Gold partnered with the Bethel Community Services Foundation and the Aruqutet Project on a regional program to address food insecurity throughout the Bethel community. Over 550 local households are enrolled in the program to date. Employing local staff and committed volunteers has proven critical to the program.

As an annual sponsor of the Rural Alaska Community Action Program, Donlin Gold upholds its longstanding support by recruiting and placing local elders in Y-K schools. This program facilitates the sharing of traditional knowledge and values, enriching the educational experience for students across the region. Additionally, Donlin Gold has strengthened its sponsorship of the First Alaskans Institute, extended support and actively participated in key events such as the Elders & Youth statewide conference and the Alaska Federation of Natives annual convention. These efforts foster cultural enrichment and community engagement.

In collaboration with the village of Napaimute, Donlin Gold actively participated in and provided principal support for the "In It for The Long Haul" backhaul program for the sixth year in a row. This vital project is dedicated to the collection, removal, and safe disposal of household hazardous and electronic waste from villages across the Y-K region, preventing its adverse impact on landfills and waterways. The program achieved significant new milestones this year, including the removal of waste from fish camps in the Middle Kuskokwim and the initiation of waste backhaul operations along the Yukon River. In total, this year's program successfully collected and disposed of approximately 235,000 pounds of waste. Donlin Gold also supported 52 villages as part of the annual Clean-up Green-up program, which aims to collect and dispose of trash from the tundra, roads, public areas and beaches in the Y-K region that accumulate over the winter months.

Donlin Gold has been increasingly focused on collaborating with our Alaska Native Corporation partners to monitor and assess the conditions and management of salmon fisheries in the Kuskokwim and Yukon River watersheds. In the fourth quarter of 2023, we initiated the identification of specific potential project opportunities aimed at monitoring, evaluating, and enhancing the health of salmon populations. In the first quarter of 2024, Donlin Gold will identify key projects to support with work expected to commence in the third quarter 2024. All such projects will be done in collaboration and partnership with the people of the Y-K region. Furthermore, in collaboration with TKC, the village of Crooked Creek, the Akiak Native Community and the Napaimute Tribe, Donlin Gold provided financial support for the construction and maintenance of the ice roads that allow for winter travel between the remote Kuskokwim River communities – which, in turn, led to increased participation in community events, cultural activities, sports, and provided access for emergency services, law enforcement and travel. On average, a total of 300 miles of ice road is constructed and maintained annually.

Education is a cornerstone of Donlin Gold's community engagement efforts, with a steadfast commitment to advancing educational opportunities in Alaska. Collaborating closely with Alaska Resource Education, Donlin Gold actively supports the mission of educating Alaskan students about the state's natural resources. Additionally, the company extends its dedication to education by backing the Alaska School Activities Association, a statewide non-profit organization that directs, develops, and supports high school interscholastic sports, academic, and fine arts activities across Alaska. Both NOVAGOLD and Donlin Gold collectively contribute to educational advancement, with NOVAGOLD funding an annual scholarship at the University of Alaska. This scholarship is specifically designed to benefit underrepresented students pursuing majors in Mine Engineering and Geology, thereby contributing to the development of future talent in these critical professional fields.

Permitting

The Donlin Gold camp re-opened in February to continue geotechnical and hydrological fieldwork to collect additional data for the Alaska Dam Safety certificate applications process, with field work completed in July. The preliminary design packages are expected to be submitted to the Alaska Department of Natural Resources in the first half of 2024. Issuance of the certifications is anticipated in 2026.

In 2022, Donlin Gold applied for a new air quality permit based on updated air quality modeling and emissions controls information. The new air quality permit was issued on July 1, 2023. The Alaska Permit Discharge Elimination System permit, which originally expired in 2023, and the Waste Management Permit, which originally was to expire in January 2024, are administratively extended pending renewal by the Alaska Department of Environmental Conservation (ADEC). The Reclamation Plan approval, which was also to expire in January 2024, is administratively extended to January 2025.

Litigation

On June 3, 2020, Earthjustice representing Orutsararmiut Native Council (ONC), ten Y-K villages, and the Alaska Community Action on Toxics filed a formal appeal with the ADEC Commissioner of the State's water quality certification under Section 401 of the

Clean Water Act (the "401 Certification"). The appeal process consisted of an Administrative Hearing in front of an Administrative Law Judge (ALJ) appointed by the ADEC Commissioner. On April 12, 2021, the ALJ issued his opinion for the Commissioner's consideration recommending the 401 Certification be vacated. The Commissioner issued his decision to uphold the 401 Certification on May 27, 2021. The decision was appealed on June 28, 2021, in Alaska Superior Court by Earthjustice, representing ONC. On September 27, 2021, Donlin Gold filed a motion requesting a short term stay in the case to allow the State to fully consider additional technical materials on mercury and temperature; the State indicated to the Court that they did not oppose the motion. On October 22, 2021, Donlin Gold submitted to ADEC expert technical reports on mercury and temperature. On November 22, 2021, ADEC filed an additional motion asking to remand the 401 certification back to ADEC to determine how the additional information affects the certification. Earthjustice did not oppose the motion although had comments on the remand process. On December 29, 2021, the Court granted the remand request, dismissed the case without prejudice, and left in place the existing certification. On May 13, 2022, the ADEC Water Division Director reaffirmed the 401 certification. On June 13, 2022, Earthjustice appealed the elements of the decision related to temperature to the Commissioner and requested an adjudicatory hearing with an ALJ. On July 14, 2022, the Commissioner granted the request for the hearing and a new ALJ was assigned. On September 14, 2022, Earthjustice filed their initial brief. Donlin Gold and ADEC filed response briefs on October 14, 2022. Earthjustice filed their final reply brief on October 21, 2022. On August 18, 2023, the Commissioner reaffirmed ADEC's issuance of the 401 Certification. The suspension of the previously filed Alaska Superior Court case was then lifted. Earthjustice's opening brief was submitted to the Alaska Superior Court on January 5, 2024. Claims related to mercury were not included in Earthjustice's Alaska Superior Court complaint. ADEC and Donlin Gold response briefs are due on February 5, 2024. A decision is expected later in 2024.

On September 20, 2021, Earthjustice, representing ONC, Cook Inletkeeper, and three Y-K villages, filed an appeal of the State pipeline ROW authorization in Alaska Superior Court. An appeal was also filed by a second party, Robert Fithian, the owner of an outdoor guiding business located near the proposed Donlin Gold pipeline route, on September 20, 2021. The two appeals were consolidated into a single case before the Alaska Superior Court based in Anchorage, Alaska. On April 12, 2023 and July 3, 2023, the Alaska Superior Court affirmed ADNR's issuance of the ROW lease in the Earthjustice case and Robert Fithian case, respectively. The decision in the Earthjustice case has been appealed to the Alaska Supreme Court. Earthjustice's opening brief was submitted on September 22, 2023. The State of Alaska, Calista, and Donlin Gold submitted their reply briefs to the Alaska Supreme Court on January 3, 2024. Mr. Fithian did not appeal to the Alaska Supreme Court.

On May 25, 2022, Earthjustice, representing ONC and five Y-K villages, filed an appeal of the final Water Rights in Alaska Superior Court. The appellants filed their initial brief on November 21, 2022. On April 25, 2022, the ADNR Commissioner denied the appeal; however, Earthjustice, ONC and five villages appealed the Commissioner's decision in Alaska Superior Court on May 25, 2022. The briefing process was completed, and oral arguments were held on July 19, 2023. On September 1, 2023, the Alaska Superior Court affirmed ADNR's decision on Donlin Gold's water rights permits, following unsuccessful appeal by Earthjustice to the ADNR Commissioner. On October 2, 2023, Earthjustice appealed the Superior Court decision to the Alaska Supreme Court. Earthjustice's opening brief was submitted to the Alaska Supreme Court on January 4, 2024.

In September 2022, 13 tribes sent letters to the U.S. Army Corps of Engineers ("Corps") and the U.S. Environmental Protection Agency (EPA). The letter to the Corps requests that it consider requiring a supplemental environmental impact statement (EIS) on the Donlin Gold project and revoke the Clean Water Act Section 404 permit (the "404 permit") in light of what the tribes consider "new information" since the final EIS was issued in 2018. Additionally, the EPA letter requested that it initiate a Clean Water Act Section 404(c) veto process for the Donlin Gold project. In early January 2023, Donlin Gold and Calista both submitted responses to the Corps on why the requests to prepare a supplemental EIS or revoke the 404 permit should not be granted. In January 2023, Donlin Gold also provided a response to the EPA describing why the agency should not initiate a 404(c) process. To date, neither the Corps nor EPA has responded to the tribes' letters.

On April 6, 2023, Earthjustice with ONC and six Y-K villages filed suit against the U.S. government in Anchorage Federal District Court. The lawsuit asks the Court to invalidate the Donlin Gold Joint Record of Decision, including the 404 permit issued by the Corps and ROW lease for the portions of the pipeline on Federal lands issued by the Bureau of Land Management of the U.S. Department of Interior. The U.S. Department of Justice (DOJ) is defending the issuance of the permits by those Federal agencies. The State of Alaska, Donlin Gold and Calista have been granted intervenor status in this case. DOJ is finalizing compilation of the Administrative Record for the court. The briefing schedule was agreed upon in the fourth quarter and will extend through the first half of 2024.

Despite multiple challenges, all appeals against Donlin Gold permits have been unsuccessful to date, underscoring our ongoing confidence in the process. We recognize the importance of preparedness and organization in these matters. With the unwavering support of Donlin Gold and its owners, we will continue to back the state and federal agencies in defending their thorough and diligent permitting processes.

Other remediation

During 2023, $1,435 in remediation expenditures were incurred for fieldwork at the historic former New Gold House property in Nome, Alaska. Final work including seeding is planned for the 2024 field season.

Consolidated Financial Results

The details of our *Net loss* are set forth below:

| | Years ended November 30, | | |
	2023	2022	Change
Net loss	$(46,803)	$(53,343)	$6,540
Net loss per common share, basic and diluted	$(0.14)	$(0.16)	$0.04

Net loss decreased by $6,540 from 2022, primarily due to lower field expenses at Donlin Gold, increased interest income, and other income related to the 2021 sale of the Company's interest in the San Roque mineral property, partially offset by an increase in interest expense on the promissory note and higher general and administrative expenses. Donlin Gold expenses were lower in 2023 with fieldwork and geotechnical drilling completed in July for the Alaska Dam Safety certificate applications and hydrological drilling to support mine planning and design, compared to the large exploration drilling program in 2022. General and administrative costs increased due to higher corporate travel costs, legal expenses, and PSUs granted to the Company's executive officers on December 15, 2022, as a retention incentive that will vest if their employment continues through June 30, 2024. Higher interest rates in 2023 impacted interest income on cash and term deposits and interest expense on the promissory note. The average effective interest rate on the promissory note increased from 6.8% in 2022 to 10.3% in 2023.

Liquidity and Capital Resources

Liquidity overview

At present, we believe we have sufficient working capital available to cover anticipated funding of the Donlin Gold project and corporate general and administrative costs for at least the next three years at current spending levels. Additional capital may be required to complete an updated Donlin Gold feasibility study. Considerable additional capital will be required once a decision to commence engineering and construction is reached by the Donlin Gold LLC board for the Donlin Gold project. Future financing to fund construction is anticipated through debt, equity, project specific debt, and/or other means. Our continued operations are dependent on our ability to obtain additional financing or to generate future cash flows. However, there can be no assurance that we will be successful in our efforts to raise additional capital on terms favorable to us, or at all. For further information, see section *Item 1A, Risk Factors – Our ability to continue the exploration, permitting, development, and construction of the Donlin Gold project, and to continue as a going concern, will depend in part on our ability to obtain suitable financing*.

Our anticipated expenditures in fiscal year 2024 are approximately $31,200, including $14,250 to fund the Donlin Gold project, and $16,950 for corporate general and administrative costs.

Our financial position includes the following as of November 30, 2023:

- Cash and cash equivalents of $45,749, primarily held at three large Canadian domestic chartered banks with high credit ratings.
- Term deposits of $80,000 denominated in U.S. dollars and held at two large Canadian domestic chartered banks with high credit ratings and maturities of less than one year.
- Promissory note payable to Barrick of $136,748, including accrued interest at U.S. prime plus 2%. The promissory note and accrued interest are payable from 85% of the Company's share of revenue from future Donlin Gold project production or from any net proceeds resulting from a reduction of the Company's interest in Donlin Gold. At the current interest rate of 10.5%, interest on the note in fiscal year 2024 will total approximately $14,400.

Cash flows

In 2023, cash and cash equivalents decreased by $18,133, mainly to fund our share of Donlin Gold, corporate administrative expenses, and net purchases of term deposits, partially offset by the note proceeds received from Newmont.

Net spending on operating activities decreased by $4,585 primarily due to increased interest proceeds received on cash and term deposits, and the timing of corporate liability insurance payments in the prior year, partially offset by higher corporate travel costs, legal expenses, and remediation expenditures. Cash used in investing activities decreased by $2,034, primarily due to Newmont note proceeds and lower Donlin Gold funding requirements, partially offset by net purchases of term deposits in 2023 compared to net proceeds from term deposits in 2022. In financing activities, the PSU awards that matured in 2023 did not meet the performance criteria; therefore, no common shares were issued and no withholding tax was paid.

Outstanding share data

As of January 16, 2024, the Company had 334,371,223 common shares issued and outstanding. Also, as of January 16, 2024, the Company had: i) a total of 9,605,100 stock options outstanding; 8,260,300 of those stock options with a weighted-average exercise price of $6.21 and the remaining 1,344,800 with a weighted-average exercise price of C$7.73; and ii) 2,173,000 performance shares units (PSUs) and 255,852 deferred share units (DSUs) outstanding. Upon exercise of the foregoing convertible securities, the Company would be required to issue a maximum of 13,029,602 common shares.

Related party transactions

As of November 30, 2023, the Company has accounts receivable from Donlin Gold of $203 (November 30, 2022: $574) included in *Other current assets* for third party study costs contracted for by the Company on behalf of Donlin Gold.

Fourth quarter results

During the fourth quarter of 2023 we incurred a net loss of $10,421 compared to a net loss of $12,255 in 2022. The decrease in net loss primarily resulted from reduced activity at Donlin Gold and higher interest income, partially offset by increased interest on the promissory note.

Critical Accounting Policies

We believe the following accounting policies are critical to our financial statements due to the degree of uncertainty regarding the judgements or assumptions involved and/or the magnitude of the asset, liability, or expense being reported.

Contingent note receivable
A portion of the proceeds on the sale of the Company's 50% interest in the Galore Creek project to Newmont, included a contingent note for $75,000 receivable upon the approval of a Galore Creek project construction plan by the owner(s). The Company has assigned no value to the contingent note receivable as management determined that approval of Galore Creek project construction was not probable as of the closing of the Galore Creek sale, and management's assessment did not change as of November 30, 2023. The contingent note will be recognized only when, in management's judgement, payment is probable, and the amount recorded will not reverse in future periods.

Investment in affiliates
Investments in unconsolidated ventures over which the Company can exercise significant influence, but does not control, are accounted for under the equity method and include the Company's investment in the Donlin Gold project. Donlin Gold LLC is a non-publicly traded equity investee holding the Donlin Gold project. We identified Donlin Gold as a Variable Interest Entity (VIE) as the entity is dependent on funding from its owners. All funding, ownership, voting rights and power to exercise control is shared equally on a 50/50 basis between the owners of the VIE. Therefore, the Company has determined that it is not the primary beneficiary of the VIE.

The Company's maximum exposure to loss is its investment in Donlin Gold of $3,071 as of November 30, 2023. The Company reviews and evaluates its investment in the Donlin Gold project for other than temporary impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Events that could indicate impairment of an investment in affiliates include a significant decrease in long-term expected gold price, a significant increase in expected operating or capital costs, unfavorable exploration results or technical studies, a significant decrease in reserves, a loss of significant mineral claims, or a change in the development plan or strategy for the project. Management reviewed potential impairment indicators and determined that there were none as of November 30, 2023.

Income taxes
We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A

full valuation allowance has been recognized against deferred tax assets as management has determined that it is not likely that the deferred tax assets will be recognized.

Share-based compensation

We grant share-based compensation awards in exchange for employee services, including a stock option plan and a PSU plan. The fair value of awards granted under the plans are recognized in the *Consolidated Statements of Loss* over the related service period. The fair values of stock options are estimated at the time of each grant using a Black-Scholes option pricing model, and the fair values of PSUs are measured at each grant date using a Monte Carlo valuation model. The fair value estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option and PSU grants, estimates of forfeitures, the Company's performance, and the Company's performance in relation to its peers.

We grant members of our board of directors DSUs whereby each DSU entitles the directors to receive one common share of the Company or the market value thereof in cash, at the Company's option, when they retire from service with the Company. The fair value of the DSUs is measured at the date of the grant in amounts ranging from 50% to 100% of directors' annual retainers at the election of the directors. The fair value is recognized in the *Consolidated Statements of Loss* over the related service period.

In 2023, we incurred $8,731 in share-based compensation costs, an increase of $517 over the prior year. PSU compensation costs increased over the prior year primarily due to 181,700 PSUs granted to the Company's executive officers on December 15, 2022, as a retention incentive that will vest if their employment continues through June 30, 2024. The retention incentive PSUs were valued at the grant date market price.

As of November 30, 2023, we had $2,721 of unrecognized compensation cost related to 3,724,884 non-vested stock options expected to be expensed and vest over a period of approximately two years. Also, as of November 30, 2023, we had 1,605,500 non-vested PSU awards outstanding of which 319,300 were fully expensed. On December 1, 2023, it was determined that those expensed PSU awards matured and did not meet the performance criteria; therefore, no common shares were issued. The remaining 1,286,200 non-vested PSU awards with $3,771 of unrecognized compensation cost will be expensed over a period of approximately two years.

Quantitative and Qualitative Disclosures about Market Risk

Our financial instruments are exposed to certain financial risks, including credit and interest rate risks.

Credit risk

Concentration of credit risk exists with respect to our cash and cash equivalents, and term deposit investments. All term deposits are held through Canadian chartered banks with high investment-grade ratings and have maturities of one year or less.

Interest rate risk

The interest rate on the promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as of November 30, 2023, and assuming all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of approximately $1.4 million in the interest accrued on the promissory note per annum. The promissory note and accrued interest are payable from 85% of the Company's share of revenue from future mine production or from any net proceeds resulting from a reduction of the Company's interest in Donlin Gold.

NYSE American Option Disclosure

As of December 1, 2022, there were 17,071,156 stock options available for grant pursuant to our 2004 Stock Award Plan, as amended, and as of November 30, 2023, there were 19,133,549 stock options available for grant. No outstanding stock option grants were repriced for any reason during fiscal year 2023.

NOVAGOLD RESOURCES INC.

Directors, Executive Officers and Corporate Governance

The following sets forth certain information with respect to our directors and executive officers as of November 30, 2023.

Name, Position	Principal Occupation	Principal Business of Employer
Dr. Elaine Dorward-King[1]	Corporate Director	Mining
Dr. Diane Garrett[1]	President and Chief Executive Officer of Hycroft Mining Holding Corporation	Mining
Dr. Thomas Kaplan[1]	Chairman, Chief Executive Officer and Chief Investment Officer of The Electrum Group LLC	Investment advisory and asset management
Hume Kyle[1]	Corporate Director	Mining
Gregory Lang[1][2]	President and Chief Executive Officer of NOVAGOLD RESOURCES INC.	Mining
Kalidas Madhavpeddi[1]	Corporate Director	Mining
Kevin McArthur[1]	Corporate Director	Mining
Daniel Muñiz Quintanilla [1]	Founding Partner of Whetstone Resources, Inc.	Infrastructure Financing
Ethan Schutt[1]	Executive Vice President and General Counsel of Bristol Bay Native Corporation	Economic Development
Anthony Walsh[1]	Corporate Director	Mining
Dawn Whittaker[1]	Corporate Director	Mining
David Ottewell[2]	Vice President and Chief Financial Officer, NOVAGOLD RESOURCES INC.	Mining

[1] Director of NOVAGOLD RESOURCES INC.
[2] Executive officer of NOVAGOLD RESOURCES INC.

Financial Statements and Supplementary Financial Information

Financial Statements

The Report of Independent Registered Public Accounting Firm and the accompanying consolidated financial statements begin on page 19 below.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Cautionary Note Regarding Forward-Looking Statements

This Annual Report contains forward-looking statements or information within the meaning of Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995 concerning anticipated results and developments in our operations in future periods, planned exploration activities, the adequacy of our financial resources and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, anticipated timing of updated reports and/or studies, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including our plans and expectations relating to the Donlin Gold project, permitting and the timing thereof, market prices for precious metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute "forward-looking statements" to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

- our ability to achieve production at the Donlin Gold project;
- dependence on cooperation of co-owner in exploration and development of the Donlin Gold project;
- estimated capital costs, operating costs, production and economic returns;
- estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying our resource and reserve estimates;
- our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
- assumptions that all necessary permits and governmental approvals will be obtained and retained, and the timing of such approvals;
- assumptions made in the interpretation of drill results, the geology, grade and continuity of our mineral deposits;
- our expectations regarding demand for equipment, skilled labor and services needed for the Donlin Gold project;
- our activities will not be adversely disrupted or impeded by development, operating or regulatory risks; and
- our expectations regarding the timing and outcome of the appeals to the Federal Joint Record of Decision (JROD) and permits issued by the U.S. Army Corps of Engineers (Corps) and U.S. Bureau of Land Management (BLM) and the State Clean Water Act Section 401 Certification (as defined below), pipeline right-of-way (ROW) agreement and lease (as defined below); and application for water rights (as defined below).

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

- uncertainty of whether there will ever be production at the Donlin Gold project;
- risks related to co-owner on which we depend for Donlin Gold project activities;

- risks related to proceeding with a feasibility study for the Donlin Gold project without the participation of the co-owner;
- our history of losses and expectation of future losses; our limited property portfolio;
- risks related to our ability to finance the development of the Donlin Gold project through external financing, strategic alliances, the sale of property interests or otherwise;
- uncertainty of estimates of capital costs, operating costs, production and economic returns;
- commodity price fluctuations;
- risks related to market events and general economic conditions;
- risks related to opposition to our operations at our mineral exploration and development properties from non-governmental organizations (NGOs) or civil society;
- the risk that permits and governmental approvals necessary to develop and operate the Donlin Gold project will not be available on a timely basis, subject to reasonable conditions, or at all;
- uncertainties relating to the assumptions underlying our resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
- risks related to the inability to develop or access the infrastructure required to construct and operate the Donlin Gold project;
- uncertainty related to title to the Donlin Gold project;
- risks related to our largest shareholder;
- risks related to conflicts of interests of some of the directors and officers of the Company;
- risks related to the need for reclamation activities on our properties and uncertainty of cost estimates related thereto;
- credit, liquidity, interest rate and currency risks;
- mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with, or interruptions in, development, construction or production;risks related to governmental regulation;
- risks related to environmental laws and regulations;
- risks related to our insurance;
- risks related to title and other rights to our mineral properties;
- risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of the Donlin Gold project, and related cost increases;
- our need to attract and retain qualified management and technical personnel;
- uncertainty as to the outcome of potential litigation;
- risks related to the effects of global climate change on the Donlin Gold project;
- risks related to information technology systems; and
- risks related to the Company's status as a "passive foreign investment company" in the United States

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Report under the heading "Risk Factors" and elsewhere.

Our forward-looking statements contained in this Annual Report are based on the beliefs, expectations and opinions of management as of the date of this report. We do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company's website at www.novagold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The Company will furnish to shareholders, free of charge, a hard copy of the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 2023, including the financial statements and financial statement schedules, upon request to Investor Relations at NOVAGOLD RESOURCES INC., 400 Burrard Street, Suite 1860, Vancouver, British Columbia, V6C 3A6, Canada, Telephone 604-669-6227, Toll-Free 866-669-6227, Fax 604-669-6272.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of NOVAGOLD RESOURCES INC.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of NOVAGOLD RESOURCES INC. and its subsidiaries (together, the Company) as of November 30, 2023 and 2022, and the related consolidated statements of loss and comprehensive loss, cash flows and equity (deficit) for each of the three years in the period ended November 30, 2023, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of November 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of November 30, 2023, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Report of Management on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Recognition of the contingent note receivable
As described in Notes 2 and 4 to the consolidated financial statements, on July 27, 2018, the Company sold its interest in the Galore Creek project (the sale). As part of the consideration for the sale, the Company received a $75 million note (the contingent note receivable), which is contingent upon the approval of a Galore Creek project construction plan by the owner(s). The Company has not assigned a value to the contingent note receivable as management determined that Galore Creek project construction approval was not probable as of the closing of the Galore Creek sale or in subsequent periods. Management's assessment did not change as of November 30, 2023. The contingent note will be recognized when, in management's judgment, it is probable that the payment will occur, and that the amount recorded will not reverse in future periods.

The principal considerations for our determination that performing procedures relating to the recognition of the contingent note receivable is a critical audit matter are the judgment by management when determining if recognition was required, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating management's assessment of the probability of whether a Galore Creek project construction plan will be approved.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of the basis for recognizing the contingent note receivable. These procedures also included, among others, evaluating the reasonableness of management's assessment regarding the probability of the owner(s) of the project approving the Galore Creek project construction plan. This included considering both publicly available information and the latest annual progress report provided by the owner(s) of the project to the Company under the terms of the sale agreement.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
January 24, 2024

We have served as the Company's auditor since 1984.

NOVAGOLD RESOURCES INC.
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	As of November 30,	
	2023	2022
ASSETS		
Cash and cash equivalents	$45,749	$63,882
Term deposits	80,000	62,000
Notes receivable (Note 4)	—	24,421
Other assets (Note 6)	1,470	2,235
Current assets	127,219	152,538
Investment in Donlin Gold (Note 5)	3,071	3,848
Other assets (Note 6)	3,000	2,803
Total assets	$133,290	$159,189
LIABILITIES		
Accounts payable and accrued liabilities	$703	$769
Accrued payroll and related benefits	2,799	2,532
Other liabilities (Note 9)	404	1,298
Current liabilities	3,906	4,599
Promissory note (Note 7)	136,748	123,685
Other liabilities (Note 9)	859	1,002
Total liabilities	141,513	129,286
Commitments and contingencies (Notes 7, 8 and 9)		
EQUITY (DEFICIT)		
Common shares		
Authorized – 1,000 million shares, no par value		
Issued and outstanding – 334.2 and 333.8 million shares, respectively	1,986,938	1,983,962
Contributed surplus	88,621	82,866
Accumulated deficit	(2,059,311)	(2,012,508)
Accumulated other comprehensive loss	(24,471)	(24,417)
Total equity (deficit)	(8,223)	29,903
Total liabilities and equity (deficit)	$133,290	$159,189

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Gregory A. Lang   /s/ Anthony P. Walsh

NOVAGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(US dollars in thousands except per share amounts)

	Years ended November 30,		
	2023	2022	2021
Operating expenses:			
General and administrative (Note 12)	$21,783	$20,109	$20,210
Equity loss - Donlin Gold (Note 5)	18,529	28,163	16,625
	40,312	48,272	36,835
Loss from operations	(40,312)	(48,272)	(36,835)
Interest expense on promissory note (Note 7)	(13,063)	(7,962)	(5,922)
Interest and dividend income	5,791	1,591	458
Accretion of notes receivable (Note 4)	579	849	2,556
Remediation expense	(541)	(366)	(938)
Other income (expense), net (Note 14)	782	784	282
Loss before income taxes	(46,764)	(53,376)	(40,399)
Income tax recovery (expense) (Note 15)	(39)	33	(137)
Net loss	(46,803)	(53,343)	(40,536)
Other comprehensive income (loss):			
Foreign currency translation adjustments	(54)	(1,128)	587
	(54)	(1,128)	587
Comprehensive loss	$(46,857)	$(54,471)	$(39,949)
Net loss per common share – basic and diluted	$(0.14)	$(0.16)	$(0.12)
Weighted average shares outstanding			
Basic and diluted (thousands)	334,057	333,236	331,546

The accompanying notes are an integral part of these consolidated financial statements.

NOVAGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars in thousands)

	Years ended November 30,		
	2023	2022	2021
Operating activities:			
Net loss	$(46,803)	$(53,343)	$(40,536)
Adjustments:			
Equity loss – Donlin Gold	18,529	28,163	16,625
Interest expense on promissory note	13,063	7,962	5,922
Share-based compensation	8,731	8,214	8,235
Remediation expense	541	366	938
Foreign exchange (gain) loss	43	(595)	336
Accretion of notes receivable	(579)	(849)	(2,556)
Change in fair value of marketable securities	(269)	(189)	(418)
Gain on sale of mineral property	(556)	—	(200)
Other operating adjustments	49	(44)	7
Net change in operating assets and liabilities (Note 17)	(535)	(2,056)	1,784
Net cash used in operating activities	(7,786)	(12,371)	(9,863)
Investing activities:			
Proceeds from term deposits	148,000	148,000	141,578
Purchases of term deposits	(166,000)	(132,000)	(158,799)
Funding of Donlin Gold	(17,752)	(28,435)	(17,587)
Proceeds from notes receivable	25,000	—	75,000
Proceeds from sale of mineral property	556	—	200
Other	(132)	73	—
Net cash provided from investing activities	(10,328)	(12,362)	40,392
Financing activities:			
Withholding tax on share-based compensation	—	(2,122)	(731)
Net cash used in financing activities	—	(2,122)	(731)
Effect of exchange rate changes on cash and cash equivalents	(19)	(387)	420
Net change in cash and cash equivalents	(18,133)	(27,242)	30,218
Cash and cash equivalents at beginning of year	63,882	91,124	60,906
Cash and cash equivalents at end of year	$45,749	$63,882	$91,124

The accompanying notes are an integral part of these consolidated financial statements.

NOVAGOLD RESOURCES INC.
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)
(US dollars and shares in thousands)

	Common shares		Contributed	Accumulated		Total equity
	Shares	Amount	surplus	deficit	AOCL*	(deficit)
November 30, 2020	330,412	$1,972,029	$81,203	$(1,918,629)	$(23,876)	$110,727
Share-based compensation	—	—	8,235	—	—	8,235
Performance share units (PSUs) settled in shares	574	1,460	(1,460)	—	—	—
Stock options exercised	1,430	5,031	(5,031)	—	—	—
Withholding tax on PSUs	—	—	(731)	—	—	(731)
Net loss	—	—	—	(40,536)	—	(40,536)
Other comprehensive income	—	—	—	—	587	587
November 30, 2021	332,416	$1,978,520	$82,216	$(1,959,165)	$(23,289)	$78,282
Share-based compensation	—	—	8,214	—	—	8,214
PSUs settled in shares	430	1,731	(1,731)	—	—	—
Deferred share units (DSUs) settled in shares	53	249	(249)	—	—	—
Stock options exercised	854	3,462	(3,462)	—	—	—
Withholding tax on PSUs	—	—	(2,122)	—	—	(2,122)
Net loss	—	—	—	(53,343)	—	(53,343)
Other comprehensive loss	—	—	—	—	(1,128)	(1,128)
November 30, 2022	333,753	$1,983,962	$82,866	$(2,012,508)	$(24,417)	$29,903
Share-based compensation	—	—	8,731	—	—	8,731
DSUs settled in shares	48	246	(246)	—	—	—
Stock options exercised	446	2,730	(2,730)	—	—	—
Net loss	—	—	—	(46,803)	—	(46,803)
Other comprehensive income	—	—	—	—	(54)	(54)
November 30, 2023	334,247	$1,986,938	$88,621	$(2,059,311)	$(24,471)	$(8,223)

* Accumulated other comprehensive loss

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – THE COMPANY

NOVAGOLD RESOURCES INC. and its affiliates and subsidiaries (collectively, "NOVAGOLD" or the "Company") operate in the mining industry, focused on the exploration for and development of gold mineral properties. The Company has not realized revenues from its planned principal business purpose. The Company's principal asset is a 50% interest in the Donlin Gold project in Alaska, USA. The Donlin Gold project is owned and operated by Donlin Gold LLC ("Donlin Gold"), a limited liability company that is owned equally by wholly-owned subsidiaries of NOVAGOLD and Barrick Gold Corporation ("Barrick").

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Presentation

The Consolidated Financial Statements include the accounts of NOVAGOLD RESOURCES INC. and its wholly-owned subsidiaries including NOVAGOLD U.S. Holdings Inc., NOVAGOLD Resources Alaska Inc., NOVAGOLD USA, Inc., and AGC Resources Inc. All inter-company transactions and balances are eliminated on consolidation.

The Consolidated Financial Statements are presented in United States dollars and have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP"). The preparation of the Company's Consolidated Financial Statements in accordance with US GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of expenses during the reporting period. The Company bases its estimates and assumptions on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from the amounts recorded in these Consolidated Financial Statements.

References in these Consolidated Financial Statements and Notes to $ refer to United States (US) dollars and C$ to Canadian dollars. Dollar amounts are in thousands, except for per share amounts.

Foreign currency

The functional currency for NOVAGOLD RESOURCES INC. is the Canadian dollar and the functional currency for the Company's U.S. operations is the U.S. dollar. Therefore, gains and losses on U.S. dollar denominated transactions and the effect of translating U.S. dollar denominated balances of Canadian operations are recorded in net loss. The effects of translating the Company's Canadian operations from the Canadian dollar to the U.S. dollar are recorded in Other comprehensive income (loss).

Cash and cash equivalents

Cash and cash equivalents consist of cash balances and highly liquid investments with original maturities of three months or less, that are cash equivalents. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Term deposits

The Company's term deposits are classified as held to maturity and recorded at cost. Term deposits are held at Chartered Canadian banks with original maturities of 12 months or less. The term deposits are not traded in an active market.

Contingent note receivable

A portion of the proceeds related to the sale of Galore Creek to Newmont includes a $75,000 note receivable, contingent upon the approval of a Galore Creek project construction plan by the owner(s). The Company has not assigned a value to the contingent note receivable as management determined that the approval of the Galore Creek project construction was not probable as of the closing of the Galore Creek sale or in subsequent periods. The contingent note will be recognized when, in management's judgement, it is probable that the payment will occur, and that the amount recorded will not reverse in future periods.

Investment in affiliates

Investments in unconsolidated ventures over which the Company has the ability to exercise significant influence, but does not control, are accounted for under the equity method and include the Company's investment in the Donlin Gold project. The Company identified Donlin Gold as a Variable Interest Entity (VIE) as the entity is dependent on funding from its owners. All funding, ownership, voting rights, and power to exercise control is shared equally on a 50/50 basis between the owners of the VIE. Therefore, the Company has determined that it is not the primary beneficiary of the VIE. The Company's maximum exposure to loss is its equity investment in Donlin Gold.

The equity method is a basis of accounting for investments whereby the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the investor's pro rata share of post-acquisition earnings or losses of the investee, as computed by the consolidation method. Cash funding increases the carrying value of the investment. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

Donlin Gold is a non-publicly traded equity investee owning an exploration and development project. Therefore, the Company assesses whether there has been a potential triggering event for other-than-temporary impairment by assessing the underlying assets of the equity investee for recoverability and assessing whether there has been a change in the development plan or strategy for the project. If the underlying assets are not recoverable, the Company will record an impairment charge equal to the difference between the carrying amount of the investee and its fair value.

Income taxes

The Company accounts for income taxes using the liability method, recognizing certain temporary differences between the financial reporting basis of the Company's liabilities and assets and the related income tax basis for such liabilities and assets. This method generates deferred income tax liabilities and assets for the Company, as measured by the statutory tax rates in effect. The Company derives its deferred income tax charge or benefit by recording the change in deferred income tax liabilities and asset balances for the year.

The Company's deferred income tax assets include certain future tax benefits. The Company records a valuation allowance against any portion of those deferred income tax assets when it believes, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Share-based payments

The Company records share-based compensation awards exchanged for employee services at fair value on the date of the grant and expenses the awards in the Consolidated Statements of Loss over the requisite employee service period. The fair values of stock options are determined using a Black-Scholes option pricing model. The fair values of PSUs are determined using a Monte Carlo valuation model. The fair values of PSU retention incentive awards are based on their grant date market prices. The Company's estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, estimates of forfeitures, the Company's performance, and the Company's performance in relation to its peers.

Net income (loss) per common share

Basic and diluted income (loss) per share are presented for Net income (loss). Basic income (loss) per share is computed by dividing Net income (loss) by the weighted-average number of outstanding common shares for the period. Diluted income per share reflects the potential dilution that could occur if securities or other contracts that may require the issuance of common shares in the future were converted. Diluted income per share is computed by increasing the weighted-average number of outstanding common shares to include the additional common shares that would be outstanding after conversion and adjusting net income for changes that would result from the conversion. Only those securities or other contracts that result in a reduction in earnings per share are included in the calculation.

NOTE 3 – SEGMENTED INFORMATION

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing the performance of the operating segments, has been identified as the Chief Executive Officer. The Chief Executive Officer considers the business from a geographic perspective considering the performance of our investment in the Donlin Gold project in Alaska, USA (Note 5).

NOTE 4 – NOTES RECEIVABLE

Changes in the Company's *Notes receivable* are summarized as follows:

	Years ended November 30,		
	2023	2022	2021
Balance – beginning of period	$24,421	$23,572	$96,016
Accretion of notes receivable	579	849	2,556
Payment received	(25,000)	—	(75,000)
Balance – end of period	$—	$24,421	$23,572

Galore Creek

On July 27, 2018, the Company sold its interest in the Galore Creek project to a subsidiary of Newmont Corporation ("Newmont") for cash proceeds of $100,000, a $75,000 note due upon the earlier of the completion of a Galore Creek pre-feasibility study or July 27, 2021, a $25,000 note due upon the earlier of the completion of a Galore Creek feasibility study or July 27, 2023, and a contingent note for $75,000 due upon approval of a Galore Creek project construction plan by the owner(s). The Company received from Newmont $75,000 on July 27, 2021, and $25,000 on July 27, 2023.

No value was assigned to the final $75,000 contingent note. The Company determined that Galore Creek project construction approval was not probable as of the closing of the Galore Creek sale. The Company's assessment did not change as of November 30, 2023.

Minas San Roque

On November 3, 2021, the Company sold its 49% interest in the Minas San Roque project in Argentina to Marifil S.A., a subsidiary of International Iconic Gold Mines Ltd. ("Iconic") for cash proceeds of C$250 upon closing, a C$750 note receivable due on November 1, 2022, and a C$1,000 note receivable due on November 1, 2023. On closing, the Company determined the fair value of the notes was nil. Iconic completed the C$750 note repayment due on November 1, 2022 in December 2022, and the C$1,000 note repayment due on November 1, 2023 in January 2024, each after obtaining sufficient funding.

NOTE 5 – INVESTMENT IN DONLIN GOLD

The Donlin Gold project is owned and operated by Donlin Gold, a limited liability company in which wholly-owned subsidiaries of NOVAGOLD and Barrick each own a 50% interest. Donlin Gold has a board of four representatives, with two representatives selected by Barrick and two representatives selected by the Company. All significant decisions related to Donlin Gold require the approval of at least a majority of the Donlin Gold board.

Changes in the Company's *Investment in Donlin Gold* are summarized as follows:

	Years ended November 30,		
	2023	2022	2021
Balance – beginning of period	$3,848	$3,576	$2,614
Share of losses:			
Mineral property expenditures	(17,918)	(27,690)	(16,286)
Depreciation	(571)	(427)	(300)
Accretion	(40)	(46)	(39)
	(18,529)	(28,163)	(16,625)
Funding	17,752	28,435	17,587
Balance – end of period	$3,071	$3,848	$3,576

The following amounts represent the Company's 50% share of the assets and liabilities of Donlin Gold. Donlin Gold capitalized the initial contribution of the Donlin Gold property as *Non-current assets: Mineral property* with a carrying value of $64,000, resulting in a higher carrying value of the mineral property than that of the Company.

| | As of November 30, | |
	2023	2022
Current assets: Cash, prepaid expenses, and other receivables	$3,410	$4,220
Non-current assets: Right-of-use assets, property and equipment	1,456	2,036
Non-current assets: Mineral property	32,615	32,615
Current liabilities: Accounts payable, accrued liabilities and lease obligations	(1,669)	(2,322)
Non-current liabilities: Reclamation and lease obligations	(741)	(701)
Net assets	$35,071	$35,848

NOTE 6 – OTHER ASSETS

| | As of November 30, | |
	2023	2022
Other current assets:		
Accounts receivable	$43	$301
Interest receivable	99	62
Receivable from Donlin Gold	203	574
Prepaid expenses	1,125	1,298
	$1,470	$2,235
Other long-term assets:		
Marketable equity securities	$2,102	$1,845
Right-of-use assets	757	939
Office equipment	141	19
	$3,000	$2,803

NOTE 7 – PROMISSORY NOTE

The Company has a promissory note payable to Barrick of $136,748, comprised of $51,576 in principal, and $85,172 in accrued interest at U.S. prime plus 2%. The average effective interest rate was 10.3%, 6.8%, and 5.3% in 2023, 2022 and 2021, respectively. The promissory note resulted from the agreement that led to the formation of Donlin Gold, where the Company agreed to reimburse Barrick for a portion of their expenditures incurred from April 1, 2006 to November 30, 2007. The promissory note and accrued interest are payable from 85% of the Company's share of revenue from future mine production or from any net proceeds resulting from a reduction of the Company's interest in Donlin Gold. The carrying value of the promissory note approximates fair value.

Changes in the Company's *Promissory Note* is summarized as follows:

| | Years ended November 30, | | |
	2023	2022	2021
Balance – beginning of period	$123,685	$115,723	$109,801
Interest expense on promissory note	13,063	7,962	5,922
Balance – end of period	$136,748	$123,685	$115,723

NOTE 8 – LEASES

The Company leases office space under non-cancelable operating leases with original lease terms of five years. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease for an additional five years. These optional periods have not been considered in the determination of ROU assets or lease liabilities associated with these leases as management did not consider it reasonably certain it would exercise the options. Certain of our leases include payments that vary based on the Company's level of usage and operations. These variable payments are not included within ROU assets and lease liabilities in the Consolidated Balance Sheets. Additionally, short-term leases, which have an initial term of 12 months or less, are not recorded in the Consolidated Balance Sheets.

Lease expenses are included in *General and administrative expense – Office expense* on the Consolidated Statements of Loss and include the following components:

	Years ended November 30,		
	2023	2022	2021
Operating lease cost	$232	$234	$235
Variable lease cost	121	126	122
Short-term lease cost	5	5	4
	$358	$365	$361

Future minimum lease payments under non-cancellable operating leases as of November 30, 2023, were as follows:

2024	$234
2025	157
2026	154
2027	159
2028	164
Thereafter	56
Total future minimum lease payments	924
Less: imputed interest	(123)
	$801

Other information regarding leases includes the following:

	Years ended November 30,		
	2023	2022	2021
Cash paid for operating leases	$193	$238	$235
Variable lease cost	121	126	127
Short-term lease cost	5	5	5
	$319	$369	$367
ROU assets obtained in exchange for lease liabilities	$—	$750	$—
Weighted average:			
Remaining lease term (years) – operating leases	4.8	5.6	2.3
Discount rate – operating leases	5.9%	5.8%	5.0%

NOTE 9 – OTHER LIABILITIES

	As of November 30,	
	2023	2022
Other current liabilities:		
Remediation liabilities	$212	$1,156
Lease obligations	192	142
	$404	$1,298
Other long-term liabilities:		
Remediation liabilities	$250	$200
Lease obligations	609	802
	$859	$1,002

NOTE 10 – SHARE CAPITAL

Common shares

The Company is authorized to issue 1,000,000,000 common shares without par value, of which 334,246,859 were issued and outstanding as of November 30, 2023, and 333,753,116 were issued and outstanding as of November 30, 2022.

Preferred shares

Pursuant to the Company's Notice of Articles filed under the Business Corporations Act (British Columbia), the Company is authorized to issue 10,000,000 preferred shares without par value. The authorized but unissued preferred shares may be issued in designated series from time to time by one or more resolutions adopted by the Directors. The Directors have the authority to determine the preferences, limitations, and relative rights of each series of preferred shares. As of November 30, 2023 and 2022, no preferred shares were issued or outstanding.

NOTE 11 – FAIR VALUE ACCOUNTING

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the significance of the inputs used in making the measurement. The three levels of the fair value hierarchy are as follows:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company's financial instruments consist of cash and cash equivalents, term deposits, accounts receivable, receivable from Donlin Gold, accounts payable and accrued liabilities, and promissory note. The fair value of the promissory note approximates its carrying value based on accrued interest at U.S. prime plus 2% and the terms for repayment from future mine production or from any net proceeds resulting from a reduction of the Company's interest in Donlin Gold. The fair values of the Company's other financial instruments approximate their carrying value due to the short-term nature of their maturity. The Company's financial instruments initially measured at fair value and then held at amortized cost include cash and cash equivalents, term deposits, accounts receivable, receivable from Donlin Gold, accounts payable and accrued liabilities, and promissory note. The Company's marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities was $2,102 as of November 30, 2023 ($1,845 as of November 30, 2022), calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

NOTE 12 – GENERAL AND ADMINISTRATIVE

	Years ended November 30,		
	2023	2022	2021
Share-based compensation (Note 13)	$8,731	$8,214	$8,235
Salaries and benefits	7,009	6,710	6,599
Office expense	3,302	2,992	2,544
Professional fees	1,647	1,177	1,849
Corporate communications and regulatory	1,084	1,009	976
Depreciation	10	7	7
	$21,783	$20,109	$20,210

NOTE 13 – SHARE-BASED COMPENSATION

Share incentive awards include a stock option plan for directors, executives, employees and eligible consultants, a PSU plan for executives, employees, and eligible consultants and a DSU plan for non-executive directors of the Company. Options granted to purchase common shares have exercise prices not less than the fair market value of the underlying share at the date of grant. As of November 30, 2023, 30,610,851 common shares were available for future share incentive plan awards under all three plans.

The Company recognized share-based compensation expense (see *Note 12 - General and administrative*) as follows:

	Years ended November 30,		
	2023	2022	2021
Stock options	$4,594	$4,642	$4,721
Performance share unit plan	3,910	3,345	3,278
Deferred share unit plan	227	227	236
	$8,731	$8,214	$8,235

Stock options

Stock options granted under the Company's share-based incentive plans generally expire five years after the date of grant and vest in one-third annual increments beginning on the first anniversary of the date of grant. The value of each option award is estimated at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of subjective assumptions, including the expected term of the option award and share price volatility. The expected term of options granted is derived from historical data on employee exercise and post-vesting employment termination experience. The expected volatility is based on the historical volatility of the Company's shares at the date of grant over the same length of term. These estimates involve inherent uncertainties and the application of management's judgment. In addition, management estimates the expected forfeiture rate and only recognizes expense for those options expected to vest. As a result, if other assumptions had been used, the recorded share-based compensation expense would have been different from that reported.

A summary of stock options outstanding as of November 30, 2023, and activity during the year ended November 30, 2023 are as follows:

	Number of stock options	Weighted-average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate intrinsic value
November 30, 2022	7,717,413	$6.18		
Granted	2,291,800	5.71		
Exercised	(1,914,311)	(3.73)		
Cancelled	(488,702)	(7.08)		
November 30, 2023	7,606,200	$6.59	2.38	$505
Vested and exercisable as of November 30, 2023	3,881,316	$6.75	1.28	$505

The following table summarizes other stock option-related information:

	Years ended November 30,		
	2023	2022	2021
Weighted-average assumptions used to value stock option awards:			
Expected volatility	48.4%	46.5%	47.2%
Expected term of options (years)	4	4	4
Expected dividend rate	—	—	—
Risk-free interest rate	3.85%	1.13%	0.3%
Expected forfeiture rate	2.8%	2.9%	3.0%
Weighted-average grant-date fair value	$2.40	$2.49	$3.63
Intrinsic value of options exercised	$2,339	$5,723	$12,543
Cash received from options exercised	$—	$—	$—

As of November 30, 2023, the Company had $2,721 of unrecognized compensation cost related to 3,724,884 non-vested stock options expected to be expensed and vest over a period of approximately two years.

Performance share units

The Company has a PSU plan that provides for the issuance of PSUs in amounts as approved by the Company's Compensation Committee. Each PSU award entitles the participant to receive one common share of the Company at the end of a specified period. The Compensation Committee may adjust the number of common shares for the achievement of certain performance and vesting criteria established at the time of grant. The actual performance against each of these criteria generates a multiplier that varies from 0% to 150%. Thus, the common shares that may be issued vary between 0% and 150% of the number of PSUs granted, as reduced by the amounts for participants no longer with the Company on the vesting date.

The value of each PSU granted is estimated at the grant date using a Monte Carlo simulation model. The Monte Carlo simulation model requires the input of subjective assumptions, including the share price volatility of the Company's stock, as well as comparator index and the correlation of returns between the comparator index and the Company. Expected volatility is based on the historical volatility of the Company's shares and the comparator index at the grant date. These estimates involve inherent uncertainties and the application of management's judgment. As a result, if other assumptions had been used, our recorded share-based compensation expense would have been different from that reported.

A summary of PSU awards outstanding and activity during the year ended November 30, 2023 are as follows:

	Number of PSU awards	Weighted-average grant day fair value per award	Aggregate intrinsic value
November 30, 2022	1,257,200	$7.65	
Granted	605,500	5.77	
Retention awards granted	181,700	5.64	
Expired	(438,900)	(6.96)	
November 30, 2023	1,605,500	$6.89	$760

As of November 30, 2023, the Company had 1,605,500 non-vested PSU awards outstanding of which 319,300 were fully expensed and subsequently expired with no value. The remaining 1,286,200 non-vested PSU awards with $3,771 of unrecognized compensation cost will be expensed over a period of approximately two years. On December 15, 2022, 181,700 PSUs were granted to the Company's executive officers as a retention incentive and will fully vest if their employment continues through June 30, 2024.

The following table summarizes other PSU-related information:

	Years ended November 30,		
	2023	2022	2021
Performance multiplier on PSUs vested	—%	93%	150%
Common shares issued	—	430,045	574,379
Total fair value of common shares issued	$—	$2,903	$5,723
Withholding tax paid on PSUs vested	$—	$2,122	$731

Deferred share units

The Company has a DSU plan that provides for the issuance of DSUs in amounts where the Directors receive half of their annual retainer in DSUs and have the option to elect to receive all or a portion of the other half of their annual retainer in DSUs. Each DSU entitles the Directors to receive one common share or the market value thereof in cash, at the Company's option, when they retire from the Company. The Company granted 43,658, 38,470, and 25,957 DSUs to Directors with a weighted-average grant day fair value of $5.04, $5.74, and $8.86 per DSU during 2023, 2022, and 2021, respectively. The Company issued 48,446, 52,930, and nil common shares under the DSU plan in 2023, 2022, and 2021, respectively. As of November 30, 2023, there were 287,072 DSUs outstanding.

NOTE 14– OTHER INCOME (EXPENSE), NET

	Years ended November 30,		
	2023	2022	2021
Gain on sale of mineral property	$556	$—	$200
Change in fair market value of marketable securities	269	189	418
Foreign exchange gain (loss)	(43)	595	(336)
	$782	$784	$282

NOTE 15 – INCOME TAXES

The Company's statutory tax rate is 27% and is expected to remain at this amount until 2024.

The Company's *Income tax expense (recovery)* consisted of:

	Years ended November 30,		
	2023	2022	2021
Current:			
Canada	$—	$—	$110
Foreign	39	(33)	27
	39	(33)	$137
Deferred:			
Canada	—	—	—
Foreign	—	—	—
	—	—	—
Income tax (recovery) expense	$39	$(33)	$137

The Company's *Loss before income taxes* consisted of:

	Years ended November 30,		
	2023	2022	2021
Canada	$(18,213)	$(17,062)	$(17,723)
Foreign	(28,551)	(36,314)	(22,676)
	$(46,764)	$(53,376)	$(40,399)

The Company's *Income tax (recovery) expense* differed from the amounts computed by applying the Canadian statutory corporate income tax rates for the following reasons:

		Years ended November 30,				
	2023		2022		2021	
Loss before income taxes	$(46,764)		$(53,376)		$(40,399)	
Combined federal and provincial statutory tax rate	27.0%	(12,626)	27.0%	(14,412)	27.0%	(10,908)
Reconciling items:						
Non-deductible expenditures	-5.9%	2,767	-4.5%	2,411	-6.1%	2,483
Foreign accrual property income	-3.6%	1,682	-1.2%	666	-1.9%	771
Effect of different statutory tax rates on earnings or losses of subsidiaries	0.9%	(407)	1.0%	(518)	0.8%	(323)
Change in valuation allowance on deferred tax assets	-18.5%	8,623	-22.3%	11,852	-20.1%	8,115
Other	—	—	0.1%	(32)	—	(1)
Income tax (recovery) expense	-0.1%	$39	0.1%	$(33)	-0.3%	$137

Components of the Company's deferred income tax assets (liabilities) are as follows:

	As of November 30,	
	2023	2022
Deferred tax income assets:		
Net operating loss carry forwards	$193,508	$188,783
Capital loss carry forwards	47,995	48,264
Mineral properties	624	628
Intangible assets	462	465
Property and equipment	184	198
Investment in affiliates	47,522	44,713
Unpaid interest expense	2,105	2,105
Unrealized loss on investments	196	233
Asset retirement obligation	131	386
Other	1,129	1,068
	293,856	286,843
Valuation allowances	(293,536)	(285,611)
	320	1,232
Deferred income tax liabilities:		
Notes receivable	—	(942)
Capitalized assets and other	(320)	(290)
	(320)	(1,232)
Net deferred income tax assets (liabilities)	$—	$—

Net operating losses available to offset future taxable income are as follows:

Year of Expiry	U.S.	Canada
2024	$1,032	$—
2025	1,246	—
2026	13,382	17,795
2027	18,493	1,777
2028	85	—
2029	11,223	11,515
2030	10,916	15,322
2031	16,580	15,249
2032	309,772	18,610
2033	14,529	14,044
2034	15,607	10,104
2035	16,383	9,227
2036	14,764	9,080
2037	14,111	6,037
2038	—	6,153
2039	—	5,578
2040	—	6,642
2041	—	—
2042	—	6,854
2043	—	4,153
Indefinite	72,413	—
	$530,536	$158,140

U.S. net operating losses arising in tax years ending after December 31, 2017 can be carried over to each taxable year following the tax year of loss (indefinitely). The Company has capital loss carry-forwards of approximately $355,516 as of November 30, 2023 (November 30, 2022: $357,511) for Canadian tax purposes. These tax losses are carried forward indefinitely.

Future use of U.S. loss carry-forwards is subject to certain limitations under provisions of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50% change in control over a three-year period and are further dependent upon the Company attaining profitable operations. Ownership changes occurred on January 22, 2009 and on December 31, 2012 and the U.S. tax losses related to NOVAGOLD Resources Alaska Inc. and its investment in Donlin Gold for the prior three-year periods prior to the change in control may be subject to limitation under Section 382. Accordingly, the Company's ability to use these losses may be limited or they may expire un-utilized. Losses incurred to date may be further limited if a subsequent change in control occurs.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax asset. Significant pieces of objective negative evidence evaluated included the cumulative loss incurred as of November 30, 2023. Such objective evidence limits the ability to consider other subjective evidence such as management's projections for future growth. On the basis of this evaluation, as of November 30, 2023, a valuation allowance of $293,536 (November 30, 2022: $285,611), has been recorded in order to measure only the portion of the deferred tax asset that more likely than not will be realized. The amount of the deferred tax asset considered realizable; however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as management's projections for growth.

Uncertain tax position

There were no uncertain tax positions as of November 30, 2023, 2022 and 2021. The Company recognizes any interest and penalties related to uncertain tax positions, if any, as income tax expense. Accrued interest and penalties are included within the related tax liability line in the consolidated balance sheet. As of November 30, 2023, 2022 and 2021, there were no accrued interest and penalties related to uncertain tax positions. The Company is subject to income taxes in Canada and the United States. With few exceptions, the tax years that remain subject to examination as of November 30, 2023, are 2018 to 2023 in Canada and 2019 to 2023 in the United States.

NOTE 16 – RELATED PARTY TRANSACTIONS

The Company provided management and administrative services to Donlin Gold for $990 in 2023 ($681 in 2022 and $nil in 2021). As of November 30, 2023, the Company has accounts receivable from Donlin Gold of $203 (November 30, 2020: $574) included in *Other current assets*.

NOTE 17 – NET CHANGE IN OPERATING ASSETS AND LIABILITIES

	Years ended November 30,		
	2023	2022	2021
Changes in operating assets and liabilities:			
Other assets	$694	$(1,962)	$1,605
Accounts payable and accrued liabilities	(62)	128	(240)
Accrued payroll and related benefits	268	(92)	419
Remediation liability	(1,435)	(130)	—
	$(535)	$(2,056)	$1,784

NOTE 18 – SUPPLEMENTAL CASH FLOW INFORMATION

	Years ended November 30,		
	2023	2022	2021
Interest and dividends received	$5,754	$1,684	$1,024
Income taxes refunded	$325	$17	$—
Income taxes paid	$75	$—	$142